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                                                                   EXHIBIT 99.04

       FEDERAL HOME LOAN BANK OF NEW YORK 2005 EXECUTIVE INCENTIVE PLAN

I.    OBJECTIVE

      The objective of the Federal Home Loan Bank of New York's ("Bank") 2005 Executive Incentive Plan ("Plan") is to motivate employees to take actions that support the Bank's strategies and lead to the attainment of the Bank's business plan and fulfillment of its mission.

      The Plan is intended to accomplish this objective by:

       - Linking annual cash pay-out award opportunities to Bank performance measured by the Bank's "Dividend Capacity From Income", "Enterprise Risk Management " and "Targeted Housing and Community Development" goals as well as utilizing individual, department and group performance measures for certain employees where appropriate and applicable;

       - Establishing the goal setting process as an effective reward system so that employee monetary interests are related to and dependent upon Bank performance; and

       - Retaining top performing employees by affording them the opportunity to share in the Bank's enhanced performance.

II.   DEFINITIONS

      A. BANK: The Federal Home Loan Bank of New York, its successors and assigns.

      B.    BOARD: The Board of Directors of the Federal Home Loan Bank of New
            York.

      C.    COMMITTEE: The Compensation and Human Resources Committee of the
            Board.

      D. FISCAL YEAR: The 12-month period used as the annual accounting period by the Bank.

      E.    MANAGER: The person to whom the Participant reports directly.

      F. PARTICIPANT: An employee of the Bank as defined by the terms of the Financial Institutions Retirement Fund who is exempt from the application of the overtime provisions of the Fair Labor Standards Act and who is also selected by the President to participate in the Plan.

      G. PLAN: This Executive Incentive Plan, as may be amended or supplemented from time to time.

      H.    PLAN YEAR: 2005

      I. PRESIDENT: The Chief Executive Officer of the Bank, regardless of title, or his designee.

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III.  ADMINISTRATION

      A. The Plan, as adopted by the Committee on March 17, 2005, is effective for the Plan Year beginning January 1, 2005.

      B. The Plan shall be administered by the President, subject to any requirements for review and approval by the Committee that the Committee may establish. The Committee shall keep the Board apprised of any amendments to the Plan. The Director of Human Resources shall be the President's designee until there is a written communication by the President naming other(s) to fulfill that duty. In all areas not specifically reserved by the Committee for its review and approval, decisions of the President or his designee concerning the Plan shall be binding on the Bank and on all Participants.

      C. While the President has the full power and authority to interpret and administer the Plan, he will also have the following specific rights and duties:

         1. To adopt, amend and rescind administrative guidelines, rules and regulations pertaining to the Plan.

         2. To accept, modify or reject recommendations of the Managers to set final awards.

         3. To interpret and rule on any questions pertaining to any provisions of the Plan.

         4. To retain all such other powers as may be necessary to discharge the duties and responsibilities herein.

         Notwithstanding the foregoing, matters specifically affecting the President shall be handled by the Committee.

      D. The President will be responsible for ensuring effective communication of Plan provisions each year. Each Participant will be given a copy of the Plan document and of any schedule deemed necessary by the President. Modifications or changes to the Plan will be documented and distributed to Participants as soon as practicable.

      E. Nothing contained in this Plan shall be construed as a contract of employment between the Bank and a Participant, or as a right of a Participant to be continued in the employment of the Bank, or as a limitation of the right of the Bank to discharge a Participant with or without cause. In addition, no Participant shall have a vested right to any monies due under this Plan until the Committee, as appropriate, approves the payment of such.

IV.   ELIGIBILITY

      A. Employees in positions determined to have a measurable impact on company results and for whom incentive participation is consistent with competitive practice may be eligible for participation in the Plan.

      B. The President will select annually, for approval by the Committee, those positions which will be eligible for awards granted under the terms of the Plan. Eligibility may vary from year to year.

      C. Eligible positions are listed in SCHEDULE A, incorporated by reference, which may be updated annually or more frequently, as appropriate. Incumbents in these positions are Participants in the Plan unless otherwise noted in SCHEDULE A.

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      D. New employees deemed eligible for Plan participation will be considered eligible immediately upon date of hire.

V.    INDIVIDUAL AWARD OPPORTUNITIES

      A. The President shall recommend to the Committee for its approval the award levels which shall be used to calculate awards earned by Plan Participants.

      B. Award levels shall be expressed as a percent of the base salary of each Participant for that Plan Year.

      C. Each position shall have an assigned threshold, target and maximum award opportunity level. The range of award opportunities for each Plan Participant is included in SCHEDULE B, which is incorporated by reference. This SCHEDULE B may be amended or otherwise modified from year to year by the Committee.

VI.   OBJECTIVE SETTING

      The President shall from time to time recommend to the Committee Bankwide performance goals that incentive payments to Participants shall be based upon, either in their entirety or selectively. Individual and/or group performance measures and goals may be developed by Participants in collaboration with their Managers. The Bankwide performance goals will specify target performance levels as well as the achievement levels required to receive threshold and maximum incentive award amounts. Target performance goal(s) shall be designed to be attainable, but not without significant effort. Maximum performance goal(s) shall be established as goal(s) representing a "reach" for the Bank and/or the group or individual as applicable. The Committee shall review and have final approval over the Bankwide performance measures and goals for all Participants, including the President. Individual and/or group performance measures and goals for Participants other than the President will be reviewed and approved by the participant's and/or group's manager. Changing the measures of Bankwide performance or changing the achievement levels of Bankwide performance will require approval of the Committee.

VII.  OBJECTIVE WEIGHTING

      Actual incentive awards under the Plan will be based on (i) Bankwide performance results, and (ii) individual and/or group performance results, if applicable or appropriate. The relative weighting of Bank performance may vary.

VIII. PERFORMANCE MEASUREMENT

      A. Performance against goals will be measured as soon as practicable following the close of the Plan Year.

      B. Group and/or individual performance, where applicable, will be measured by each Participant's Manager.

IX.   AWARD DETERMINATION

      A. Aggregate performance of Bankwide goals, individual and/or group goals, where applicable, will be used to determine the Participants' awards. There will be no payout to Participants for Bankwide goals if results on all Bankwide goals fall below the threshold level. Should the Bank not meet all of its Bankwide goals, participants who

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         have attained at least an individual "Meets Requirements" performance evaluation rating will be paid an incentive award based on their individual performance component.

      B. A Participant's overall performance as rated in his/her last performance evaluation must be at least a 3.0 in order to receive an incentive payment. However, regardless of his or her overall rating, a Participant with a written performance warning in his or her employment file who does not also have corresponding documentation from his or her manager in his/her employment file evidencing acceptable improvement in the participant's performance prior to the payment of the award shall not receive any incentive payment. Participants who have not had a regularly scheduled performance appraisal due to leave of absence shall be eligible to receive incentive payments.

      C. Participants that have attained an "Exceeds Requirements" or "Outstanding" rating in their performance evaluation will receive an additional 3% or 6%, respectively, of their base salary added to their plan award.

      D. Recommendations will be made to the Committee regarding the actual Bankwide performance and the associated level of payments as soon as practicable following the conclusion of the Plan Year. Such recommendations shall be based on achieved levels of performance, measured against the performance objectives adopted for each portion of the award.

      E. Plan Participants, including the President, will receive a cash payment of the award as soon as practicable after final approval by the Committee.

      F. Awards earned may vary from the target award defined for each Plan Participant according to performance achieved by the Bank, and where applicable by the group or individual.

      G. Payments may vary from the assigned threshold, target and maximum award opportunity level as indicated in Schedule B if the Committee determines at the end of the Plan year that an adjustment to the schedule would better serve the purposes of the Plan.

      H. Individuals that are hired during the Plan Year, but in no event after October 31 of that year, to fill eligible positions will receive prorated incentive payments based on length of time worked. The final incentive payment will be calculated on a calendar day basis.

      I. If a Participant's rank or assignment from one tier to another as indicated in Schedule B is changed, the incentive payment may be determined on a pro rata basis according to that portion of the Plan Year worked in each eligible position.

      J. Incentive payments for participants who are non-officers shall be calculated using the base salary as of the end of the Plan year without regard to prorating.

      K. If a Participant other than the President dies, the payment may be awarded based upon the judgment of the President. The final payment may be made after approval by the Committee following the conclusion of the Plan Year. If the President dies, the payment may be awarded based upon the judgment of the Board. The final payment may be made after approval by the Board following the conclusion of the Plan Year.

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      L. If, prior to the payment of an award, (i) the employment of a
         Participant is terminated by the Bank or (ii) the Participant leaves the Bank voluntarily, no incentive award will be made or payable under this Plan, except in the discretion of the Committee (or in the case of the President, the Board).

X.    AMENDMENTS

      The Committee reserves the right to amend, modify or terminate the Plan at any time and for any reason. All amendments to the Plan shall be made in writing and shall be effective when approved by the Committee. Notwithstanding the foregoing, amendments affecting the President shall be approved by the Board.

XI.   OTHER PROVISIONS

      The provisions of the Plan shall be governed by the laws of the State of New York.

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